2828 North Harwood Street, Suite 1800 Dallas, Texas 75201 +214-271-5600

September 24, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 20, 2021
File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 16, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed by the Company on August 20, 2021 (the “Registration Statement”).

This letter is being submitted together with the Company’s filing of Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to the Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1 filed August 20, 2021

Prospectus Cover Page, page ii

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: Please note that as described on page 108 of the Registration Statement under the heading “Critical Accounting Policies and Estimates—Consolidation of Variable Interest Entity,” the Company originally owned a 20% interest in Huzhou Hongwei New Energy Automobile Co., Ltd. (“Hongwei”), which was a VIE and one of the Company’s subsidiaries was its primary beneficiary. Accordingly, Hongwei was consolidated by the Company for periods prior to October 2019. However, the Company’s subsidiary, Microvast Power System (Huzhou) Co., Ltd. (“MPS”), a subsidiary that is currently 91.97% owned by the Company, became the sole equity interest owner of Hongwei in October 2019. At such time Hongwei ceased being a VIE and became a subsidiary of the Company. Hongwei was the only VIE used by the Company in connection with the operation of its businesses.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Since October 2019, all of the Company’s operations in China and elsewhere have been and continue to be conducted through subsidiaries of the Company, so the Company does not face any of the regulatory risks arising out of operating through a VIE in China or any other jurisdiction. Further, even at the time that it was a VIE, Hongwei was immaterial to the Company’s operations, accounting for minimal revenue and holding less than 5% of the Company’s consolidated assets and liabilities.

In response to the Staff’s comment, we have included on the cover page of the prospectus revised disclosures regarding the structure of the Company as a holding company, including references to its operations in China. We have also included a cross reference to the risk factors addressing the risks of the Company’s structure and operations in China. We have also included disclosure that the securities being offered are only securities of the holding company, and that no investor will directly receive any shares in any subsidiary of the Company, including any subsidiary based in China. In addition, we have included in the Summary a new section entitled “Microvast Holdings, Inc.”, on page 1 of the Amended Registration Statement, that summarizes such disclosures, as well as a diagram setting forth the corporate structure of the Company on page 12 of the Amended Registration Statement, which diagram is duplicated below.

As illustrated in the above diagram, the Company, which is an electric battery manufacturer, has subsidiaries in the United States, Germany, the PRC, the United Kingdom and Singapore. Its operations are segregated by geography, with its activities in the Americas conducted through its United States-based subsidiaries, its European activities conducted through its German and UK-based subsidiaries, and its activities in Asia-Pacific conducted through its PRC and Singapore-based subsidiaries.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we have included disclosure on the cover page and in the summary, pages 1 and 14 of the Amended Registration Statement, addressing the risks of the Company’s structure and risks of having a large portion of its operations in China. Please note that the Company is a Delaware corporation that is based in Stafford, Texas. All of its assets and operations are operated through wholly or majority owned subsidiaries.

Microvast, Inc., the Company’s direct, wholly-owned subsidiary, was originally formed as a Texas corporation in 2006. Since its formation, all of the Company’s businesses and operations have been managed by Microvast, Inc. from the Company’s headquarters in Stafford, Texas. As part of the Business Combination, Microvast, Inc. became a wholly-owned subsidiary of the Company. As such, for its entire existence, the Company’s businesses have been operated and managed from the United States. Further, a majority of the Company’s directors, as well as its Founder and Chief Executive Officer, Chief Financial Officer and the other members of our executive management team, are located in the United States and Europe. The Company’s Founder and Chief Executive Officer, Yang Wu, a U.S. citizen and resident, also continues to hold a significant interest in the Company – as of the closing of the Business Combination, Mr. Wu beneficially owned approximately 28.3% of the Company’s outstanding equity.

While a significant amount of all of the Company’s assets are located in China, those assets are indirectly owned by the Company through its ownership of capital stock in wholly or majority owned subsidiaries, not by virtue of any contractual relationships with variable interest entities. In addition, as noted in the Amended Registration Statement, the Company continues to diversify its operations geographically. For example, for the year ended December 31, 2020, sales in China accounted for 62% of the Company’s consolidated revenues, down from 84% for the year ended December 31, 2018. In addition, the Company expects to complete the construction of a 170,000 square foot manufacturing facility with a fully automated battery module line near Berlin, German in the fourth quarter of 2021. The Company also expects to begin converting an existing building it purchased in Clarksville, Tennessee to support 2.0 GWh of cell, module and pack manufacturing capacity. It is anticipated that this facility will primarily serve customers in the U.S. In addition to its manufacturing facilities, the Company operates a research and development office in Orlando, Florida.

As such, the Company is not a China-based operating company that was formed for the purpose of raising capital outside of the PRC. Rather, since the formation of its wholly-owned subsidiary, Microvast, Inc., in 2006, the Company has been a Texas-based multinational with significant operations in China. Consequently, the issuance of securities by the Company are not subject to the approval of the China Securities Regulatory Commission or any other governmental agency of the PRC and no approvals by any such governmental entities agencies is required.

Further, based on corporate structure and history, and for the reasons noted in our responses to the Staff’s comments 1, 3 and 4 in this letter, we respectfully submit that the variable interest entity risks are not applicable to the Company, as the Company does not operate through a VIE.

In addition, while the Company does not collect personally identifiable information with respect to Chinese data subjects or any other group of individuals, as noted in response to the Staff’s comment 12, the Company has added additional disclosure on pages 14, 45 and 46 of the Amended Registration Statement regarding the risks related to data security compliance.

Also, given the Company’s size and share of the electric battery manufacturing market, the Company does not believe its operations are likely to raise anti-monopoly concerns at this time.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: Please note that as stated in our response to the Staff’s comments 1 and 2, the Company only operates through wholly or majority owned subsidiaries, and not through any VIEs. As such, we respectfully submit that the disclosure in the prospectus is consistent with disclosure of other holding companies that do business through wholly and majority owned subsidiaries in multiple global jurisdictions. We believe that it is appropriate to refer to the Company and its subsidiaries as “we” and “our” since all of our subsidiaries are either wholly or majority owned and all controlled by the Company. In addition, all such entities’ assets, liabilities and operations are fully consolidated into the Company’s financial statements, including its results of operations. Further, none of these subsidiaries are VIEs. However, in response to the Staff’s comment, we have included disclosure in the cover page of the prospectus and the summary, page 1 of the Amended Registration Statement, to make it clear that investors will be receiving securities only in a holding company. In addition, in response to the Staff’s comment, we have included a diagram of the Company’s corporate structure, including the equity ownership interests in each entity on page 12 of the Amended Registration Statement.

Prospectus Summary, page 3

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: Since October 2019, the Company has not operated through any VIE but rather only operated through subsidiaries in China and elsewhere, which subsidiaries are either wholly or majority owned (both economically and in terms of voting) by the Company. The Company’s right to operate these subsidiaries is by virtue of its economic and voting interests derived from its ownership of all or a majority of the capital stock of such entities, and not through any contractual relationship or right. In response to the Staff’s comment, please find on page 12 of the Amended Registration Statement a diagram of the Company’s corporate structure, including the equity ownership interests in each entity. In addition, Note 1 to the Company’s Consolidated Financial Statements for the Years Ended December 31, 2018, 2019 and 2020, which can be found on page F-62 of the Amended Registration Statement, sets forth a list of all of the Company’s subsidiaries and its ownership percentage in each such subsidiary.

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, please see the additional risk factors in the summary, page 14 of the Amended Registration Statement, and in the risk factors section, pages 45, 46, 47, 51 and 56 of the Amended Registration Statement.

6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: As noted in response to the Staff’s Comment 2, the Company is a Delaware corporation based in Stafford, Texas, whose operations are conducted through wholly or majority owned subsidiaries and not through the use of any VIE. As such, the Company is not a China-based operating company that was formed for the purpose of raising capital outside of the PRC. Consequently, the issuance of securities by the Company are not subject to the approval of the China Securities Regulatory Commission or any other governmental agency of the PRC and no approvals by any such governmental entities agencies is required. However, please note that on pages 46 and 46 of the Amended Registration Statement the Company has disclosed that any future revocation of approvals or any future failure to obtain approvals applicable to the Company’s business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on the Company’s business, financial condition and results of operations.

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: Please note that as stated in our response to the Staff’s comments 1 and 4, the Company only operates through wholly or majority owned subsidiaries, and not through any VIEs. To date, no subsidiary has made dividends or distributions to the Company; however, most of the Company’s cash on hand is the result of the Business Combination and is held by the Company in bank accounts in the United States. The Company intends to use the cash from the Business Combination to fund capital expenditures and growth initiatives, primarily through its subsidiaries, in furtherance of the Company’s strategy to diversify geographically.  Revenue from customers is generated by subsidiaries and is also used to fund operations and growth. In response to the Staff’s comment, please see additional disclosures on pages 6 and 47 of the Amended Registration Statement related to the Company’s use of cash and the flow of cash among its subsidiaries.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: Hongwei, which is the VIE identified in the Company’s financial statements ceased to be a VIE and became a subsidiary in October 2019. It is now wholly-owned by MPS, a subsidiary 91.97% owned by the Company. Accordingly, it was accounted for as a fully consolidating subsidiary in the balance sheet at December 31, 2019 and in the income statement for the year ended December 31, 2019. Further, even at the time that it was a VIE, Hongwei was immaterial to the Company’s operations, accounting for minimal revenue and holding less than 5% of the Company’s consolidated assets and liabilities. Accordingly, we respectfully submit that the requested disclosure is not relevant to the Company’s current or future operations, and is not material or relevant to understand and assess the Company’s past financial information.

9. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comment, please see the additional disclosure on pages 14 and 53 of the Amended Registration Statement.

Risk Factors, page 16

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: Please note that as set forth in responses to the Staff’s comments 1 and 4 of this letter, the VIE identified in the financial statements ceased being a VIE and became a subsidiary of the Company in October 2019, so we respectfully submit that this risk does not apply to the Company.

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, please see the additional disclosure on pages 14, 45, 46, 47, 51 and 53 of the Amended Registration Statement with respect to the risk that the Chinese government may intervene or influence the Company’s operations. Please note that the Company is a Delaware corporation and is not required to obtain permission from the government of the PRC to issue securities.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The PRC’s recent law regarding data security regulates “data activities”, which is broadly defined. As noted in responses to the Staff’s comments 1 and 2, the Company is a Delaware corporation that is based in Stafford, Texas. It manufactures electric batteries for original equipment manufacturers. It does not collect or process personally identifiable information with respect to Chinese data subjects or any other group of individuals. The data that the Company does collect is solely with respect to its limited number of customers, none of whom are individuals. However, in response to the Staff’s comment, please see the additional disclosure on pages 14 and 45 of the Amended Registration Statement.

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar